Exhibit 3.1

AMENDMENT NO. 2 TO THE

AMENDED AND RESTATED BYLAWS OF

SELECT MEDICAL HOLDINGS CORPORATION

This is an Amendment dated October 28, 2015 (the “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Select Medical Holdings Corporation, a Delaware corporation (the “Corporation”).

Background

Pursuant to the authority granted by Section 9.1(a) of the Bylaws, the Board of Directors (the “Board”) of the Corporation wishes to amend the Bylaws as follows:

Amendment

1.                                      Section 2.3 of Article II of the Bylaws is hereby amended and restated in its entirety as follows:

“Section 2.3                              Election of Directors.  Except as otherwise provided in Sections 2.11 and 2.12 of these Bylaws, Directors shall be elected at each annual meeting of the stockholders.  If the annual meeting for the election of Directors is not held on the date designated therefor, the Directors shall cause the meeting to be held as soon thereafter as convenient.  In an uncontested election of Directors at any meeting of the stockholders, provided a quorum is present, a nominee for Director shall be elected to the Board of Directors if the votes validly cast for such nominee’s election exceed the votes validly cast against such nominee’s election in such election (with “absentions” and “broker nonvotes” not counted as a vote cast either for or against such nominee’s election).  In a contested election of Directors at any meeting of stockholders, provided a quorum is present, each Director will be elected by a plurality vote of the votes validly cast at such election.  An election of Directors will be considered “contested” if, as of the record date for the applicable meeting of stockholders, there are more nominees for election than positions on the Board of Directors to be filled by election at such meeting.  All other elections of Directors will be considered “uncontested.”  If Directors are to be so elected by a plurality of the votes validly cast, stockholders shall not be permitted to vote against a nominee.

2.                                      Section 2.10 of Article II of the Bylaws is hereby amended and restated in its entirety as follows:

Section 2.10                             Resignations.  Any Director may resign at any time.  Such resignation shall be made in writing, signed by such Director, to the Corporation and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Chairman of the Board or the Secretary.  The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation or in a policy of the Corporation adopted by the Board.

3.                                      Section 4.7 of Article IV of the Bylaws is hereby amended and restated in its entirety as follows:

Section 4.7                                    Lead Director of the Board.  The Lead Director of the Board, shall, in the absence of the Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors.”

4.                                      Except as amended hereby, the Bylaws shall continue in effect in accordance with their terms.

To record the adoption of this Amendment to the Bylaws, the Corporation has caused its authorized officers to affix its corporate name this 28th day of October, 2015.

SELECT MEDICAL HOLDINGS CORPORATION

By:	/s/ Michael E. Tarvin
Michael E. Tarvin,
Executive Vice President, General Counsel and Secretary